UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes   ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

（在中華人民共和國註冊成立的股份有限公司）
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
（Stock code  股份代號：00670）

NOTIFICATION LETTER 通 知 信 函

14  June  2011

Dear H shares shareholder,

China Eastern Airlines Corporation Limited (the “Company” )
Notice of publication of the Supplemental Notice of Annual General Meeting
and the New Proxy Form for the 2010 Annual General Meeting of the Company (the “Current Corporate Communication” )

The English and Chinese versions of the Current Corporate Communication are available on our website at www.ceair.com and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. You may access the Current Corporate Communication on those websites. On our said website, the Current Corporate Communication can be found under the “Investor Relations” section.

Shareholders may at any time choose to receive free of charge the Corporate Communications(Note) either in printed form, or read the website version, notwithstanding any wish to the contrary they have previously conveyed to us. Even if you have chosen (or are deemed to have consented) to receive the Corporate Communication via website version but for any reason you have difficulty in receiving or gaining access to any Corporate Communications, the Company will promptly upon your request send those Corporate Communications to you in printed form free of charge.

If you want to receive a printed version of the Current Corporate Communication, please complete the request form on the reverse side of this letter (the “Request Form”) and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by post using the mailing label at the bottom of the Request Form (a stamp need not be affixed if it is being posted in Hong Kong). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the above websites. You may also send an email with the scanned copy of the Request Form to cea.ecom@computershare.com.hk.

If you would like to change your choice of means of receipt of the Corporate Communications in future, please write to the Company c/o the Hong Kong Share Registrar at the above address or send an email to cea.ecom@computershare.com.hk.

Should you have any queries relating to any of the above matters, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays ).

Yours faithfully,
for and on behalf of
China Eastern Airlines Corporation Limited
Luo Zhuping
Director and Company Secretary

Note:
Corporate Communications refer to any documents issued or to be issued by the Company for your information or action, including but not limited to (a) annual reports (including but not limited to directors’ reports, annual accounts together with auditors’ reports) and, where applicable, summary financial reports; (b) interim reports and, where applicable, summary interim reports; (c) notices of meetings; (d) listing documents; (e) circulars; (f) proxy forms; and (g) reply slips.

各 位 H 股 股 東 ：

中 國 東 方 航 空 股 份 有 限 公 司 （「 本 公 司 」）
本 公 司股 東 週 年 大 會 補 充 通 告 及 2 0 1 0 年 度 股 東 週 年 大 會 新 代 表 委 任 表 格 （「 本 次公 司 通 訊 文 件 」） 之 發 佈 通 知

本 次 公 司 通 訊 文 件 的 中 、 英 文 版 本 已 上 載 於 本 公 司 網 站 w w w . c e a i r . c o m 及 香 港 聯 合 交 易 所 有 限 公 司 網 站 w w w . h k e x n e w s . h k 。 請 在 該 等 網 站 瀏 覽 本 次 公 司 通 訊 文 件 。 本 次 公 司 通 訊 文 件 可 在 本 公 司 主 頁 按 「 關 於 東 航 」， 再 在 「 投 資 者 關 係 」 一 項 下 選 取 。

儘 管 閣 下 早 前 曾 向 本 公 司 作 出 公 司 通 訊 文 件 ( 附 註 ) 收 取 方 式 的 選 擇 ， 但 仍 可 以 隨 時 更 改 有 關 選 擇 ， 轉 為 以 印 刷 本 或 網 上 方 式 收 取 ， 費 用 全 免 。 如 閣 下 已 選 擇 （ 或 被 視 為 同 意 ） 以 網 上 方 式 收 取 公 司 通 訊 文 件 但 因 任 何 理 由 未 能 閱 覽 載 於 網 站 的 任 何 公 司 通 訊 文 件 ， 閣 下 只 要 提 出 要 求 ， 我 們 將 盡 快 向 閣 下 寄 上 所 要 求 的 公 司 通 訊 文 件 之 印 刷 本 ， 費 用 全 免 。

如 閣 下 欲 收 取 本 次 公 司 通 訊 文 件 之 印 刷 本 ， 請 閣 下 填 妥 在 本 函 背 面 的 申 請 表 格 （「 申 請 表 格 」）， 並 使 用 隨 附 之 郵 寄 標 籤 寄 回 ， 如 在 香 港 投 寄 則 毋 須 貼 上 郵 票 。 申 請 表 格 請 經 香 港 證 券 登 記 有 限 公 司 （「 香 港 證 券 登 記 處 」） 寄 回 本 公 司 ， 地 址 為 香 港 灣 仔 皇 后 大 道 東 183 號 合 和 中 心 1 7M 樓 。 申 請 表 格 亦 可 於 上 述 網 站 內 下 載 。 此 外 ， 閣 下 亦 可 以 電 郵 方 式 發 送 申 請 表 格 掃 描 本 到 cea.ecom@computershare.com.hk。

如 閣 下 欲 更 改 日 後 收 取 公 司 通 訊 文 件 之 收 取 途 徑 之 選 擇 ， 請 以 書 面 要 求 經 香 港 證 券 登 記 處 送 交 到 本 公 司 或 以 電 郵 方 式 cea.ecom@computershare.com.hk 送 交 。

如 對 本 函 內 容 有 任 何 疑 問 ， 請 致 電 香 港 證 券 登 記 處 電 話 熱 線 ( 8 5 2 ) 2 8 6 2 8 6 8 8 ， 辦 公 時 間 為 星 期 一 至 五 （ 公 眾 假 期 除 外 ） 上 午 9 時 正 至 下 午 6 時 正 。

代 表
中 國 東 方 航 空 股 份 有 限 公 司
羅 祝 平
董 事 兼 公 司 秘 書
謹 啟

二 零 一 一 年 六 月 十 四 日

附註：	公司通訊文件指任何由本公司刊印或將會刊印以供參考或行動的文件，包括但不限於：(a)年度報告(包括但不限於董事會報告、年度財務報表連同核數師報告)及財務摘要報告(如 適用)；(b)中期報告及中期摘要報告(如適用)；(c)會議通告；(d)上市文件；(e)通函； (f)委任代表表格; 及(g)回條。

Request Form 申請表格

To:	China Eastern Airlines Corporation Limited (the “Company”)	致：	中國東方航空股份有限公司（「本公司」）
	(Stock code: 00670)		（股份代號：00670）
	c/o Hong Kong Registrars Limited		經香港證券登記有限公司
	(the “Hong Kong Share Registrar”)		(「香港證券登記處」)
	17M Floor,		香港灣仔皇后大道東 183 號
	Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong		合和中心 17M 樓

I/We have already chosen (or are deemed to have consented) to read the Current Corporate Communication (as defined in this letter on the reverse side) posted on the Company’s website (www.ceair.com) and the website of The Hong Kong Stock Exchange Limited (www.hkexnews.hk) and I/we would like to receive a printed version of the Current Corporate Communication now. Please send the same to the address provided as follows:
本人／我們已選擇（或被視為已同意）瀏覽本公司網站 (www.ceair.com) 及香港聯合交易所有限公司網站 (www.hkexnews.hk)  所 登載之本次公司通訊文件(定義見背面之信函)，但現在希望收取本次公司通訊文件之印刷本。請郵寄至以下地址：

Name(s) of Shareholder(s)#	Signature
股東姓名#	簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Address#
地址#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)
Contact telephone number	Date
聯絡電話號碼	日期
# You are required to fill in the details if you download this request form from the Company’s website or the website of The Stock Exchange of Hong Kong Limited.
假如    閣下 從本公司網站或香港聯合交易所有限公司網站下載本申請表格，請必須填上有關資料。

Notes 附註：
1.	Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2.
If your shares are held in joint names, the shareholder whose name stands first on the H shares share register of the members of the Company in respect of the joint holding should sign on this Request Form in order for this Request Form to be valid.

如屬聯名股東，則本 申請表格 須由該名於本公司 H 股 股東名冊上就聯名持有股份其姓名位列首位的股東簽署， 本申請表格 方為有效。
3.	We do not accept any special or other instructions written on this Request Form.
任何在本 申請 表格上手寫 的額外 或其它指示，本公司將不予處理。
4.
Please note that both printed English and Chinese versions of all Corporate Communications (as defined in this letter on the reverse side) which we have sent to our H shares shareholders in the past 12 months are available on request. They are also available on the Company’s website for five years from the date of first publicat ion.

公司備有於過去 12個月曾寄發予 H股 股東的公司通訊文件 (定義見背面 之信函 )的 中、英 文 版 印 刷 本。該 等 公司 通訊文件亦 由首次登載日期起計，持續 5年載於公司網站
上。
*	The Current Corporate Communication of the Company refers to the Supplemental Notice of Annual General Meeting dated 14 June 2011 and the New Proxy Form for the 2010
Annual General M eeting.
本申請表格所提及之本公司本次公司通訊文件指日期為 2011年 6月 14日 的股東週年大會 補充 通告 及 2010年度股東週年大會 新 代表委任表格 。

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郵寄標籤MAILING LABEL

閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。	香港證券登記有限公司
如在本港投寄毋須貼上郵票。	Hong Kong Registrars Limited
Please cut the mailing label and stick this on the envelope	簡便回郵號碼 Freepost No. 37
and return this Request Form to us.	香港 Hong Kong
No postage is necessary if posted in Hong Kong .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 13, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary